Disclosure pursuant to Regulation S-K, Item 304a(2)

On October 28, 1997, the Board of Trustees of the Saratoga Advantage Trust engaged Ernst & Young LLP, 787 Seventh Avenue, New York, New York to serve as the Trust's independent auditors for the fiscal year ending August 31, 1998. The Trust has not consulted with Ernst & Young LLP on any matters during its two most recent fiscal years.